May 6, 2010

Via Edgar and Federal Express

Celeste M. Murphy Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010

Re:	China Intelligent Lighting and Electronics, Inc.
Form S-1/A filed on March 30, 2010
File No. 333-164925

Ladies and Gentlemen:

On behalf of China Intelligent Lighting and Electronics, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 3 on Form S-1/A (“Amendment No. 3”) to the registration statement on Form S-1/A that was originally filed on February 16, 2010, as amended by amendment No. 1 filed on March 30, 2010 and amendment No. 2 filed on April 21, 2010 (“Amendment No. 2”).  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 3, in a clean and marked version to show changes from Amendment No. 2.

Based upon the Staff’s review of Amendment No. 2, the Commission issued a comment letter dated April 29, 2010.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Prospectus Cover Page

1.
Comment:  We note your revised disclosure on page two regarding the amounts of share and warrant cancellations in the share exchange and the fact that the value of the shell company was primarily determined “from its good corporate standing and its timely reporting status.”  Please disclose an implied monetary value for the approximately 16% ownership interest retained by SRKP shareholders and explain why the shell's good corporate standing and timely reporting were so valuable to China Intelligent.

Response:  We respectfully note your comment and have revised the disclosures to include an implied monetary value of the ownership interest retained by SRKP shareholders and an explanation on why the shell’s good corporate standing and timely reporting were valuable to China Intelligent.  We have made conforming changes for such revisions throughout the registration statement.

Celeste M. Murphy
May 6, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Value Added Tax, page 40

2.	Comment: Please disclose the basis for the belief of Ms. Li and management that the likelihood of revocation of the reduced VAT rate is remote.

Response: We respectfully note your comment and submit the following reasons for Ms. Li’s and the Company’s belief that the revocation of the reduced VAT is remote:

•	The VAT reduction was granted by a governmental unit with authority to do so.

•	The rate reduction was done with all facts known by all parties.

•	The Company has no knowledge of similar revocations, nor are there any known court cases or administrative matters of which we are aware in which a revocation has taken place.

•	The issuance of the rate reduction by local authorities was by an appropriately sanctioned administrative procedure.

Shares Eligible for Future Sale, page 85

3.
Comment:  We note your response to comment seven in our letter dated April 6, 2010.   Please also tell us where the lock-up agreements for the securities owned by the shareholders of SRKP prior to the share exchange are located.

Response:  We respectfully note your comment and a form of the lock-up agreement for the shareholders of SRKP 22, Inc. prior to the Share Exchange has been attached to the registration statement as Exhibit 10.16.

Report of Independent Registered Public Accounting Firm, page F-3

4.
Comment:  We note from your Form 8-K filed on March 12, 2010, that you appointed Malone Bailey, LLP on March 10, 2010, which are located in Houston, Texas.  We further note that they provided their audit report on April 21, 2010, on the financial statements for the year ended December 31, 2009.  We note that substantially all of your assets are located in PRC and a substantial portion of your revenues are derived from your operations in China.  Your response should include a discussion of the following:

—
Whether another auditor was involved in the audit of the Chinese operations.  If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

—	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

—	Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted by auditors in such a short time period.

We may have further comments after review of your response.

Response:  We respectfully note your comment and the Company’s auditor, MaloneBailey, confirms that it used three contract auditors during its audit of the Company’s financial statements for the year ended December 31, 2009. These contractors are native Chinese speakers who are able to communicate with the Company in Mandarin. They are college graduates with majors in accounting and finance and have varying audit and accounting experience with PCAOB standards and U.S. GAAP.  They performed procedures that the Company’s auditors deemed appropriate under the direct supervision of three experienced Mandarin speaking members of MaloneBailey that performed the audit with the contractors at Company’s location in PRC.

Celeste M. Murphy
May 6, 2010

The majority of MaloneBailey’s testing procedures were performed by its audit team within China at Company’s offices. Their review of the Company’s financial reporting and a few follow up procedures were completed by the auditors within the United States after they left China.

The core audit team consisted of six personnel in China, all with the ability to read and speak Mandarin, and two personnel in the U.S., one of which can read and speak Mandarin. The six personnel in China worked every day including both weekend days on the audit of the Company’s financial statements from March 11 to March 31, 2010 at the Company’s office in Huizhou, China and completed their wrap up work between April 1st and the date of filing.

Consolidated Statements of Income, page F-7

5.	Comment: Disclose the nature of the government grant. Tell us whether this is a one-time grant or not.

Response:  We respectfully note your comment and supplementally inform you that the government grant is one of the incentive programs in Huizhou used to encourage the Company’s operations.  It is a one-time grant.  We have included related disclosures in the Management’s Discussion and Analysis section.

Note 5 - Advances to Suppliers, page F-19

6.
Comment:  We note that one supplier accounted for approximately 28%, or approximately $660,000, of your outstanding advances to suppliers at December 31, 2009.  Given that this supplier only accounted for 2% of total purchases made during 2009, this amount seems disproportionately high.  Please disclose whether this was an ordinary course purchase transaction and, if not, explain any unusual terms of your relationship with this supplier.

Response: We respectfully note your comment and have revised the disclosure to provide more detailed information regarding this ordinary course purchase transaction.

Please do not hesitate to contact the undersigned at (310) 552-5083 with any questions.

Sincerely,

/s/  Anh Q. Tran, Esq.

Anh Q. Tran, Esq.

cc:	Li Xuemei, China Intelligent Lighting and Electronics, Inc.
John Harrington, U.S. Securities and Exchange Commission